





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 Webster Street
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Van Pelt, IV — 713-289-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

400 Pine Street, Suite 600	Abilene	TX	79601-5190
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William H. VanPelt IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities Advisors, Ltd., as of Dec 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELDA J. HEBERT
MY COMMISSION EXPIRES
September 24, 2018

Nelda J Hebert
Notary Public

William H VanPelt IV
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Continent Securities Advisors, Ltd. as of December 31, 2017, and the related statements of income, changes in partners' capital, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Mid-Continent Securities Advisors, Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mid-Continent Securities Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Mid-Continent Securities Advisors, Ltd. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Other Matter

The supplemental information included in Schedule I required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Mid-Continent Securities Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of Mid-Continent Securities Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prior Period Financial Statements

The financial statements of Mid-Continent Securities Advisors, Ltd. as of and for the year ended December 31, 2016, were audited by Davis Kinard & Co, PC. who joined Eide Bailly LLP on December 4, 2017, and whose report dated February 24, 2017, expressed an unmodified opinion on those statements.

Eide Bailly LLP

We have served as the Company's auditor since 2018.

Abilene, Texas
March 1, 2018

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

ASSETS

		2017		2016
ASSETS:				
Cash and Cash Equivalents	$	475,439	$	105,312
Commission Receivable		416,000		414,000
Note Receivable		1,354		320,306
Prepaid Expenses		12,721		26,107
TOTAL ASSETS	$	905,514	$	865,725

LIABILITIES AND PARTNERS' CAPITAL

		2017		2016
LIABILITIES:				
Commissions Payable	$	761,399	$	397,214
Accrued Liablities		6,227		-
TOTAL LIABILITIES		767,626		397,214
PARTNERS' CAPITAL		137,888		468,511
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	905,514	$	865,725

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES:		
Fee Income	$ 1,796,097	$ 1,347,936
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense	1,232,348	832,122
Office Rent	54,000	39,000
Office Supplies	-	53
Professional Fees	12,993	12,258
License and Registration Fees	26,814	15,750
Meals and Entertainment	7,000	-
Subscriptions and Membership Dues	3,211	2,407
Telephone	-	234
Travel	4,556	2,706
Total General and Administrative Expenses	1,340,922	904,530
INCOME FROM OPERATIONS	455,175	443,406
OTHER INCOME (EXPENSE):		
Interest Income	1,373	2,162
Other Expense	(990)	(344)
Total Other Income (Expense)	383	1,818
NET INCOME	$ 455,558	$ 445,224

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	General Partner	Limited Partner	Total
Balance, January 1, 2016	$ 6,820	$ 688,477	$ 695,297
Net Income	4,452	440,772	445,224
Distributions	(6,720)	(665,290)	(672,010)
Balance, December 31, 2016	4,552	463,959	468,511
Net Income	4,556	451,002	455,558
Distributions	(7,861)	(778,320)	(786,181)
Balance, December 31, 2017	$ 1,247	$ 136,641	$ 137,888

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 455,558	$ 445,224
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
(Increase) decrease in commission receivable	(2,000)	(412,471)
(Increase) decrease in prepaid expense	13,386	(8,131)
Increase (decrease) in commissions payable	364,185	49,709
Increase (decrease) in accrued liabilities	3,045	-
Net cash provided by operating activities	834,174	74,331
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in Notes Receivable	3,952	(5,306)
Advance to Related Party	(70,000)	-
Repayment from Related Party	70,000	-
Net Cash Flows Provided by Investing Activities	3,952	(5,306)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments on Note Payable	-	(1,521)
Distributions to Partners	(467,999)	(672,010)
Net cash used in financing activities	(467,999)	(673,531)
NET CHANGE IN CASH AND CASH EQUIVALENTS	370,127	(604,506)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	105,312	709,818
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 475,439	$ 105,312

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Reduction to Note Receivable via Distribution to Partner	$ 315,000	$ -
Increase to Accrued Liabilities via Distribution to Partner	$ 3,182	$ -

The accompanying notes are an integral part of these financial statements.

5

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2017, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2102, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

The Partnership receives commissions for directing its customers to invest in hedge funds, mutual funds and variable life insurance products. The Partnership does not carry any securities for its customers.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less.

Income Tax

The Partnership files a federal income tax return on a calendar-year basis. The entity is organized as a Partnership and the entity is not liable for income taxes. All income and losses are passed through to the partners of the Partnership. As a result, no current or deferred income tax expense is recognized in the Partnership's financial statements.

The Partnership is subject to Texas franchise tax, commonly referred to as the Texas margin tax, for the years ended December 31, 2017 and 2016.   For the Partnership, taxable margin is revenue less interest expense. The margin tax was insignificant for the years ended December 31, 2017 and 2016. This tax is current and does not have a deferred tax component.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Tax - continued

The Partnership had no unrecognized tax benefits at December 31, 2017 and 2016. The Partnership recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2017 and 2016, the Partnership recognized no interest and penalties.

Lease Commitment

The Partnership leases office space on a month to month basis. For the years ended December 31, 2017 and 2016, rent expense totaled $54,000 and $39,000, respectively.

NOTE 2:   PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The general partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the limited partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3:   **RELATED PARTY TRANSACTIONS**

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the years ended December 31, 2017 and 2016, the Partnership paid $6,000 to the limited partner.

On May 28, 2015, the Partnership advanced a related party $315,000 under a formal note that bears interest at .43% per annum, payable in annual installments of interest only, with repayment of outstanding principal and related accrued interest at the maturity, May 27, 2018. During the year ended December 31, 2017, the note receivable was reclassified as a distribution in lieu of repayment. For the years ended December 31, 2017 and 2016, interest income and accrued interest on this note was deemed to be insignificant.

During the year ended December 31, 2017, the Partnership advanced a related party $70,000 and was repaid this amount by another related party.

At December 31, 2017, the Partnership owed various related parties $3,045 for deposits received in error on their behalf which are included in accrued liabilities on the accompanying balance sheet.

At December 31, 2017, the Partnership accrued a distribution to the general partner totaling $3,182 which is included in accrued liabilities on the accompanying balance sheet.

NOTE 4:   **CONCENTRATIONS OF CREDIT RISK**

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and commission receivable. At various times during the year, the Partnership may have bank deposit in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

For the year ended December 31, 2017, one customer accounted for 46% of total revenues. For the year ended December 31, 2016, one customer accounted for 56% of total revenues. At December 31, 2017 and 2016, one customer comprised 100% of commission receivable.

NOTE 5:   **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Partnership had net capital of $86,113 which was $61,113 in excess of its required net capital of $25,000. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 891%.

NOTE 6:   **SUBSEQUENT EVENTS**

The Partnership has evaluated all subsequent events through February 28, 2018, the date the financial statements were available to be issued.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net Capital:		
Partners' capital from statement of financial condition	$	137,888
Nonallowable assets		(51,775)
Net capital before haircuts		86,113
Haircuts		-
NET CAPITAL	$	86,113
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	51,201
Minimum dollar net capital requirement		25,000
Excess capital		61,113
Net capital less 120% of minimum dollar net capital requirement	$	56,113
Ratio:		
Aggregate indebtedness to net capital		891%
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2017 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2017

Mid-Continent Securities Advisors, Ltd. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

Mid-Continent Securities Advisors, Ltd.

The Benjamin Building
1218 Webster Street
Houston, Texas 77002

William H. Van Pelt, IV
Direct: (713) 289-6202
E-mail: bvp4@mccltd.com

Telephone: (713) 289-6200
Facsimile : (713) 289-6247

February 1, 2018

Exemption Report

Mid-Continent Securities Advisors, Ltd. is exempt from the filing requirement of Rule 15c3-3 under the exemption provided under (k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained. Our firm does not hold nor receive customer funds nor securities.

Mid-Continent Securities Advisors, Ltd. has met this exemption continuously since the firm's inception, including the calendar year 2017.



William H. Van Pelt, IV
President



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Mid-Continent Securities Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Continent Securities Advisors, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mid-Continent Securities Advisors, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Mid-Continent Securities Advisors, Ltd. stated that Mid-Continent Securities Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Mid-Continent Securities Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mid-Continent Securities Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Abilene, Texas
March 1, 2018



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

Board of Directors of Mid-Continent Securities Advisors, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the (Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Mid-Continent Securities Advisors, Ltd. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Abilene, Texas
March 1, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mid-Continent Securities Advisors, Ltd.
1218 Webster Street
Houston, Texas 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bill Van Pelt, IV (713) 288-6200

2. A. General Assessment (item 2e from page 2) $ 2.696

B. Less payment made with SIPC-6 filed (exclude interest) (1,719)

7-21-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,719

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,719

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,719

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mid-Continent Securities Advisors, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 21 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,797,470

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

  Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

  Enter the greater of line (i) or (ii)

  Total deductions   0

2d. SIPC Net Operating Revenues $ 1,797,470

2e. General Assessment @ .0015 $ 2,696

(to page 1, line 2.A.)

2